SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

1 Angel Court, London,

England, EC2R 7AG

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company Number: 1397169

PRUDENTIAL PUBLIC LIMITED COMPANY

At a General Meeting of the above named Company duly convened and held on 15 October 2019 the following resolutions were passed as ordinary resolutions:

Resolution 1

Demerger Resolution:

THAT:

(A)

upon the recommendation and conditional on the approval of the directors of the Company and immediately prior to the ordinary shares (the “M&G Shares”) of M&G plc (“M&G”) being admitted to the premium listing segment of the Official List of the Financial Conduct Authority and to trading on the main market for listed securities of the London Stock Exchange (“Admission”) in connection with the proposed demerger of M&G and its business from the Company (the “Demerger”), an interim distribution in specie of the M&G Shares be and is hereby declared payable to holders of ordinary shares of the Company (“Prudential Shares”) on the main UK register of members of the Company at 6.00 p.m. UK time on 18 October 2019 and the Hong Kong register of members of the Company at 5.00 p.m. Hong Kong time on 18 October 2019 (or, in each case, such other time or date as the directors of the Company may determine) (the “Record Time”) (each such holder being a “Shareholder”), effective immediately prior to Admission and credited as fully paid, in the proportion of one M&G Share for each Prudential Share then held by each Shareholder, so that immediately prior to Admission each Shareholder will hold an entitlement to one M&G Share for each Prudential Share held by such Shareholder at the applicable Record Time;

(B)

the Demerger is hereby approved for the purposes of Chapter 10 of the listing rules of the FCA made under section 73A(1) of the Financial Services and Markets Act 2000 of the United Kingdom, as amended, and generally; and

(C)

each and any of the directors of the Company be and is hereby authorised to conclude and implement the Demerger and to do or procure to be done all such acts and things on behalf of the Company and each of its subsidiaries as they may, in their discretion, consider necessary or expedient for the purpose of giving effect to the Demerger with such amendments, modifications, variations or revisions thereto as are not of a material nature.

Resolution 2

Director Election Resolution:

THAT Ms Amy Yip be elected as a director of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 October 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Chris Smith

Chris Smith
Deputy Group Secretary